FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 6/1/2011

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a summary of the resolutions adopted in the annual general meeting of shareholders of Ternium S.A. held on June 1, 2011 and in the extraordinary general meeting of shareholders held immediately after the adjournment of the annual meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Raul Darderes

Name: Raul Darderes

Title: Secretary of the Board of Directors

Dated: June 1, 2011

Summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”) held on June 1, 2011, at 2:30 p.m. (Luxembourg time) (the “Annual Meeting”), and in the Extraordinary General Meeting of Shareholders held immediately after the adjournment of the Annual Meeting (the “Extraordinary Meeting”), in each case, at 29, avenue de la Porte-Neuve, L-2227 Luxembourg

Annual Meeting

1. Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008

The Annual Meeting approved the Company’s consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, after due consideration of the reports from each of the Board and the independent auditor on such consolidated financial statements.

2. Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2010.

The Annual Meeting approved the Company’s annual accounts as at December 31, 2010, after due consideration of the Board’s management report and the report from the independent auditor on such annual accounts.

3. Allocation of results and approval of dividend payment

The Annual Meeting approved a dividend payable in U.S. dollars on June 9, 2011, in the amount of USD 0.075 per share issued and outstanding or USD 0.75 per ADR issued and outstanding. The aggregate amount of USD 150,355,758.15 to be distributed as dividend on June 9, 2011, is to be paid as follows: USD 101,437,293.00 from the Company’s distributable reserve account and the remaining USD 48,918,465.15 from the Company’s retained earnings reserve. The profits of the year ended December 31, 2010, would be allocated to the Company’s retained earnings account.

It was also approved that the Board be authorized to determine or amend, in its discretion, any of the terms and conditions (including payment date) of the dividend payment.

4. Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2010

The Annual Meeting approved, in accordance with applicable Luxembourg law and regulations, to discharge the members of the Board during the year 2010, from any liability in connection with the management of the Company’s affairs during such year.

5. Election of the members of the Board of Directors

The Annual Meeting fixed the number of the Board of Directors in nine members and re-elected Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil as members of the Board to serve until the next Annual General Meeting of Shareholders to be held in May of 2012.

6. Compensation of the members of the Board of Directors

The Annual Meeting approved that each member of the Board receive an amount of USD 80,000.00 as compensation for his services during the fiscal year 2011, and that the Chairman of the Board receive, further, an additional fee of USD 280,000.00. In addition is was approved that each of the members of the Board who are members of the Audit Committee receive an additional fee of USD 50,000.00, and that the Chairman of such committee receive, further, an additional fee of USD 10,000.00.  In all cases, the compensation would be net of any applicable Luxembourg social security charges.

7. Appointment of the independent auditors for the fiscal year ending December 31, 2011 and approval of their fees

The Annual Meeting approved the appointment of PricewaterhouseCoopers S.àr.l., Réviseur d'entreprises agréé (member firm of PricewaterhouseCoopers) as the Company’s independent auditors for the fiscal year ending December 31, 2011, to serve until the next Annual General Meeting of Shareholders that will be convened to decide on the 2011 accounts.

In addition, it was approved the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2011, be broken-down into seven currencies (Argentine Pesos, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS 6,796,783.00; COP 222,052,596.00; EUR 570,145.00; MXN 12,624,936.00; CHF 25,000.00; UYU 1,617,061.00 and USD 100,000.00. Such fees would cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors.

The Annual Meeting approved the granting of an authorization to its Audit Committee for it to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8. Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members

It was approved that the Board be authorized to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

9. Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact

The Annual Meeting approved the authorization to the Board to appoint any or all members of the Board from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board may deem appropriate in connection therewith, this authorization is valid until expressly revoked by the Company’s General Shareholders Meeting.

Extraordinary Meeting

•         Adaptation of the Company’s Articles of Association to the abolishment of the law of July 31, 1929, and the termination of the holding company status thereunder by:

(i)     the amendment of article 1 of the Company’s Articles of Association to read in its entirety as follows: “TERNIUM S.A. is a société anonyme governed by these Articles of Association and by the applicable laws and regulations of the Grand Duchy of Luxembourg”; and

(ii)   the amendment to article 2 of the Company’s Articles of Association by replacing its last paragraph with the following: “In general, the Company may carry out any permitted activities which it may deem appropriate or necessary for the accomplishment of its corporate object”.

The Extraordinary Meeting approved the amendment of the Company’s Articles of Association as set forth above.

•         Change of the date of the Annual General Meeting of Shareholders so that it be held on the first Wednesday of May of each year at 2:30 p.m., and consequential amendment to article 15 of the Company’s Articles of Association by replacing its first paragraph with the following: “The annual General Shareholders’ Meeting shall meet each year in the city of Luxembourg at the place indicated in the notices of meeting on the first Wednesday of May at 2:30 p.m. (Luxembourg time). If such day falls on a legal or banking holiday in Luxembourg, the General Shareholders’ Meeting shall be held on the first business day thereafter”.

The Extraordinary Meeting approved the amendment of article 15 of the Company’s Articles of Association as set forth above.